                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                    The Aberdeen Australia Equity Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    318652104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Moritz Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 22, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




                               Page 1 of 11 Pages

----------------------------------------                                        --------------------------------------
         CUSIP No.: 465395101                             13D                            Page 2 of 11 Pages
----------------------------------------                                        --------------------------------------

----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a) [ ]
                                                                                                            (b) [ ]
----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                                                           WC
----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                      [ ]
         TO ITEM 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
----------------------------------------------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER                                                          5,348,149
         SHARES
----------------------------------------------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER
          OWNED
----------------------------------------------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER                                                     5,348,149
        REPORTING
----------------------------------------------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER
          WITH
----------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                            5,348,149
----------------------------------------------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      [ ]
----------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                31.3%
----------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                                                                  BK
----------------------------------------------------------------------------------------------------------------------


                               Page 2 of 11 Pages

ITEM 1. SECURITY AND ISSUER

         This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Aberdeen Australia Equity Fund, Inc. (the "Fund"), a corporation organized under the laws of Maryland and registered as an investment company under the Investment Company Act of 1940 (the "Investment Company Act"). The principal executive offices of the Fund are located 100 Mulberry Street, Newark, NJ 07102.


ITEM 2. IDENTITY AND BACKGROUND

            (a) - (c) This Schedule 13D is being filed by Bankgesellschaft Berlin AG (the "Bank"), a corporation formed under the laws of the Federal Republic of Germany. The Bank is a German banking organization whose principal offices are located at Alexanderplatz 2, D-10178 Berlin, Germany. The name, business address and principal occupation of each director and executive officer of the Bank are set forth on Annex A hereto, which is incorporated by reference. Annex A also sets forth the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All information in this Schedule 13D with respect to the persons listed on Annex A is given to the knowledge of the Bank.

            (d) During the past five years, neither the Bank nor any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither the Bank nor any of the persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) All of the individuals listed in Annex A are citizens of the Federal Republic of Germany, except Zoe Shaw, who is a citizen of Great Britain.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Bank to purchase shares of Common Stock listed in Item 5(c) was working capital. The amount of the funds used to purchase such shares aggregated approximately $27,508,739.20 (exclusive of commissions).


ITEM 4. PURPOSE OF TRANSACTION

         On October 22, 2002, the Bank purchased 5,348,149 shares of Common Stock from Mira, L.P. ("Mira") in a private transaction.


                               Page 3 of 11 Pages

         The shares of Common Stock held by the Bank were acquired for the purpose of investment. Depending upon the Fund's business and prospects, and upon future developments, the Bank may from time to time purchase additional shares of Common Stock, dispose of all or a portion of the shares of Common Stock it holds, or cease buying or selling shares of Common Stock. Factors that may influence the Bank's decision to purchase additional shares or to sell all or a portion of its holdings include, but are not limited to, the level of the discount of the market price of the shares of Common Stock from their net asset value ("NAV"), the performance of the shares of Common Stock in the market, the availability of funds, alternative uses of funds, stock and money market conditions, and general economic conditions. Any additional purchases or sales of the shares of Common Stock may be in the open market, in privately negotiated transactions, or otherwise.

         The recent level of the discount from NAV at which the shares of Common Stock have traded has been a significant factor in the Bank's decision to purchase shares. With a view to maximizing the return on its investment in the shares of Common Stock, the Bank is considering possible actions that it could take if the discount from NAV remains at current levels. Such actions include, but are not limited to, urging the board of the Fund to initiate the process of open-ending the Fund, urging the board of the Fund to commence an issuer tender offer or other repurchase program, or urging the board of the Fund to liquidate the Fund. The Bank may also consider increasing its ownership of shares of Common Stock to as much as a majority or more of the outstanding shares, seeking representation on the Fund's board, soliciting proxies with respect to the Fund, or other courses of action. The Bank has not determined to pursue any particular course of action, and, depending upon the factors listed above and other relevant circumstances, may determine not to pursue any such actions and instead to hold or dispose at any time of all or a portion of its shares of Common Stock.

         Other than as set forth in this Item 4, the Bank has not formulated any plans or proposals that relate to or would result in:

            (a) the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Fund;

            (c) a sale or transfer of a material amount of assets of the Fund;

            (d) any change in the present board or management of the Fund, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalization or dividend policy of the Fund;


                               Page 4 of 11 Pages

            (f) any other material change in the Fund's business or corporate structure, including, but not limited to, any plans or proposals to make any changes in the Fund's investment policies for which a vote is required by
Section 13 of the Investment Company Act;

            (g) any changes in the Fund's charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Fund by any person;

            (h) causing a class of securities of the Fund to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Fund becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j) any action similar to any of those enumerated above.

         The Bank will review its investment in the Fund from time to time and reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) According to the Semi-annual Report dated July 12, 2002, as of April 30, 2002, there were 17,107,898 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number. The Bank is the beneficial owner of 5,348,149 shares of Common Stock, which constitute approximately 31.3% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) During the last sixty days, the Bank has effected the following sales and purchases in the shares of Common Stock through the purchase from Mira described in Items 3 and 4 above.


             Date              Number of Shares         Price Per Share
             ----              ----------------         ---------------

         October 22, 2002      5,348,149                $5.1436



                               Page 5 of 11 Pages

         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e) Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Bank does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit B. Stock Purchase Agreement, dated October 17, 2002, by and between Mira, L.P. and Bankgesellschaft Berlin A.G.









                               Page 6 of 11 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2002             BANKGESELLSCHAFT BERLIN AG


                                   By:         /s/ Moritz Sell
                                        ---------------------------------------
                                        Name:  Moritz Sell
                                        Title: Co-Head Equities Trading, London

                                   By:         /s/ Dirk Kipp
                                        ---------------------------------------
                                        Name:  Dirk Kipp
                                        Title: Managing Director












                               Page 7 of 11 Pages

                                                                         ANNEX A


         Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, 10178 Berlin, Federal Republic of Germany.

MEMBERS OF THE MANAGING BOARD

NAME AND ADDRESS             PRINCIPAL OCCUPATION

Hans-Joerg Vetter            Chairman of the Managing Board of Bankgesellschaft
                             Berlin AG

Serge Demoliere              Member of the Managing Board of Bankgesellschaft
                             Berlin AG

Dr. Johannes Evers           Member of the Managing Board of Bankgesellschaft
                             Berlin AG

Norbert Pawlowski            Member of the Managing Board of Bankgesellschaft
                             Berlin AG

Hubert Piel                  Member of the Managing Board of Bankgesellschaft
                             Berlin AG

Dr. Thomas Veit              Member of the Managing Board of Bankgesellschaft
                             Berlin AG










                               Page 8 of 11 Pages

                                     EXECUTIVE OFFICER

NAME AND ADDRESS                                        PRINCIPAL OCCUPATION

Dariush Ghassemi-Moghadam                               Managing Director of Bankgesellschaft Berlin AG
Recht
Konzernentwicklung/Zentralsekretariat/
Unternehmenskommunikation

Jochen W. Sawahn                                        Managing Director of Bankgesellschaft Berlin AG
Personal

Juilf-Helmer Eckhard                                    Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Revision
Hardenbergstra(beta)e 32
D-10623 Berlin

Martin Mueller                                          Managing Director of Bankgesellschaft Berlin AG
Treasury

Dirk Kipp                                               Managing Director of Bankgesellschaft Berlin AG
Eigenhandel

Uwe Papesch                                             Managing Director of Bankgesellschaft Berlin AG
Equities

Bartho Schroeder                                        Managing Director of Bankgesellschaft Berlin AG
Business Management

Zoe Shaw                                                Managing Director of Bankgesellschaft Berlin AG and
Bankgesellschaft Berlin AG                              General Manager of Bankgesellschaft Berlin AG
Debt Finance                                            London Branch
London Branch
1 Crown Court
Cheapside
GB-London EC2V 6JP

Frank-Michael Boenke                                    General Manager of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG                              London Branch
London Branch
1 Crown Court
Cheapside
GB-London EC2V 6JP

Gerhard Roller                                          Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Internationales Geschaft
Hardenbergstra(beta)e 20
D-10623 Berlin

                               Page 9 of 11 Pages



Beate Brummel                                           Managing Director of Bankgesellschaft Berlin AG
Kreditanalyse/Dokumentation
Hardenbergstra(beta)e 20
D-10623 Berlin

Helmut Ramthun                                          Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Compliance
Brunnestrasse 111
D-13355 Berlin

Dr. Karl-Friedrich Hirschhaeuser                        Managing Director of Bankgesellschaft Berlin AG
Risikocontrolling

Willi Boehmer                                           Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Konzern-Finanzen
Brunnenstra(beta)e 111
D-13355 Berlin

Dr. Christian Burmester                                 Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kreditsekretariat
Brunnenstra(beta)e 111
D-13355 Berlin

Siegfried Schoelper                                     Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Controlling
Brunnenstra(beta)e 111
D-13355 Berlin

Stefan Traegler                                         Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Konzern-Organisation
Brunnestrasse 111
13355 Berlin

Hans-Werner Wilms                                       General Manager of Bankgesellschaft Berlin Invest GmbH
Bankgesellschaft Berlin Investment GmbH
Kurfurstendamm 201
10719 Berlin

Guenter Laubner                                         General Manager of Bankgesellschaft Berlin Invest GmbH
Bankgesellschaft Berlin Investment GmbH
Kurfurstendamm 201
10719 Berlin


                               Page 10 of 11 Pages

               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK

       The following shareholders of the Bank may be deemed to control the Bank:

The City of Berlin

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.











                               Page 11 of 11 Pages

                                    EXHIBIT A

                            STOCK PURCHASE AGREEMENT

AGREEMENT, dated October 17, 2002 (the "Agreement"), among Mira, L.P. (the "Seller"), and Bankgesellschaft Berlin A.G., a bank organized under the laws of Germany (the "Purchaser").

1. Purchase and Sale. (a) The Seller agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Seller, upon the terms and subject to the conditions set forth herein, 5,348,149 shares (the "Shares") of common stock, par value $.01 per share (the "Fund Common Stock"), of The Aberdeen Australia Equity Fund, Inc., a Maryland corporation (the "Fund" or "IAF"), at an aggregate price (the "Purchase Price") equal to $27,508,739.20 (collectively, the "Transaction").

(b) If, after the date hereof and prior to the Closing, the number of outstanding shares of Fund Common Stock is increased or decreased as a result of any stock dividend, stock split, stock combination or other similar corporate action, the number of Shares subject to this Agreement shall be equitably adjusted to take into account such event.

2. Purchaser's Representations and Warranties. The Purchaser represents and warrants to the Seller that:

(a) the Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation;

(b) the Purchaser has all necessary power and authority (corporate or otherwise) to execute and deliver this Agreement, and this Agreement has been duly and validly authorized, executed and delivered by the Purchaser and is a valid and binding agreement, enforceable against the Purchaser in accordance with its terms;

(c) the Purchaser has the funds necessary to pay for the Shares;

(d) the Purchaser is a "qualified institutional buyer" within the meaning of Rule 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act");

(e) the Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the Transaction;

(f) the Purchaser is acquiring the Shares for investment for the Purchaser's own account and not with a view to, or for resale in connection with, any distribution thereof in violation of applicable law, and the Purchaser has no present intention to sell, convey, dispose of or otherwise distribute any interest in or risk related to the Shares. The Purchaser has no contract, understanding, agreement or arrangement with any person or entity to sell or transfer any or all of the Shares. The Purchaser understands that, because Seller is being deemed an affiliate of the Fund (as set forth in paragraph 2(h) below), the Shares constitute restricted securities under the

Securities Act and have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent as expressed herein, and that the representations, warranties and acknowledgments of the Purchaser herein are made by such Purchaser with the intent that they may be relied upon in determining the Purchaser's qualification to purchase the Shares without registration under the Securities Act in the Transaction;

(g) the Purchaser acknowledges that it is acquiring the Shares without being offered or furnished any offering literature or prospectus, and that such transaction has not been approved or reviewed by the Securities and Exchange Commission or by any administrative agency charged with the administration of the securities laws of any state;

(h) the Purchaser acknowledges that because the sale of the Shares pursuant to the Transaction has not been registered under the Securities Act, such stock must be held indefinitely unless its resale or other disposition is subsequently registered under the Securities Act or unless an exemption from such registration is available, and that neither Seller nor the Fund is under any obligation to take any action to make any such registration or exemption so available. In addition, the Purchaser acknowledges that the Seller may be, and for the purpose of determining availability of Rule 144 for resales by the Purchaser, the Seller shall be deemed an affiliate of the Fund, within the meaning of Rule 405 under the Securities Act, and the Purchaser is aware of the provisions of Rule 144 promulgated under the Securities Act. The Purchaser acknowledges that, in the absence of the availability of Rule 144 under the Securities Act, any disposition by the Purchaser of the Shares will require compliance with another exemption under the Securities Act or a registration under the Securities Act, and that neither Seller nor the Fund is under any obligation to take any action to make any such registration or exemption so available;

(i) Purchaser acknowledges and agrees that certificates representing the Shares received by the Purchaser may bear, and if so will continue to bear following consummation of the Transaction, a legend or legends identifying certain restrictions imposed on such shares pursuant to federal and state securities laws or regulations;

(j) immediately following Purchaser's acquisition of the Shares, Purchaser and its affiliates, as a group, will not beneficially own in excess of Fifty Million Dollars ($50,000,000) worth of capital stock and other securities of the Fund; and

(k) all consents, filings, notices, approvals and authorizations of or with (1) any court, governmental agency or body or any self regulatory authorities, or
(2) any other person or entity, in each case to the extent required for the execution, delivery and performance by the Purchaser of this Agreement, have been obtained or made and are in full force and effect.

3. Sellers' Representations and Warranties. The Seller represents and warrants to the Purchaser that (a) the Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation; (b) the Seller has all necessary power and authority to execute and deliver this Agreement, and this Agreement has been duly and validly authorized, executed and delivered by the Seller and is a valid and binding agreement, enforceable against the Seller in accordance with its terms; and (c) the sale and delivery of the Shares to Purchaser in accordance with the terms hereof will vest in Purchaser legal and valid title to the Shares, free and clear of all liens and encumbrances (other than any liens or encumbrances imposed by any Federal or state securities laws or arising as a result of the ownership of the Shares by the Purchaser).

4. Closing. Subject to the closing conditions set forth in Section 5, entry into the Transaction shall occur on the date hereof. The closing of the Transaction (the "Closing") shall take place at the offices of Seller at One Chase Manhattan Plaza, New York, NY, at 10:00 a.m. on October 22, 2002, or as promptly as practicable thereafter. At the Closing: (i) the Seller will sell, transfer and deliver the Shares to Purchaser, represented by certificates duly endorsed in blank or other instruments of transfer, to the extent the Shares are held by the Seller in certificated form, or by book-entry transfer to Purchaser's account at DTC, to the extent the Shares are not held by Seller in certificated form; and
(ii) the Purchaser will purchase the Shares and deliver to the Seller the Purchase Price plus the fee amount due UBSPW from the Purchaser by a wire transfer of immediately available funds to the following account of Seller: UBS PaineWebber Inc. DTC Number: 221FOR ACCOUNT NAME: MIRA LP.

5. Conditions Precedent. (a) The obligations of the Purchaser to consummate the Transaction are subject to (1) there not being in effect any injunction or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the Transaction, (2) the representations and warranties of the Seller being true and correct as of the date hereof and as of the Closing as if made at the Closing, (3) the closing of the transactions contemplated by the Stock Purchase Agreement, by and between Purchaser and Seller, of even date hereof, relating to the purchase of 732,028 shares of common stock, par value $.01 per share of The Italy Fund Inc., a Maryland corporation (the "Italy Fund Agreement"), having occurred prior to or at the Closing, and (4) Seller having performed in all material respects all covenants and agreements to be performed by Seller hereunder and under the Italy Fund Agreement, in each case prior to or at the Closing.

(b) The obligations of the Seller to consummate the Transaction are subject to
(1) there not being in effect any injunction or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the Transaction, (2) the representations and warranties of the Purchaser being true and correct as of the date hereof and as of the Closing as if made at the Closing, (3) the closing of the transactions contemplated by the Italy Fund Agreement having occurred prior to or at the Closing, and (4) Purchaser having performed in all material respects all covenants and agreements to be performed by Purchaser hereunder and under the Italy Fund Agreement, in each case prior to or at the Closing.

6. Certain Covenants. (a) The Purchaser agrees that it will not sell or otherwise transfer the Shares otherwise than in compliance with Rule 144 under the Securities Act, or in a transaction that does not require registration under the Securities Act. For purposes of this Section 6(a), the

Seller shall be deemed to be an affiliate of the Fund within the meaning of Rule 144(a)(1) and the Purchaser agrees that it will not sell or otherwise transfer the Shares in transactions that would not be in compliance with Rule 144 based on this deemed status unless the transaction does not otherwise require registration under the Securities Act.

(b) At any time or times from and after the Closing, the Seller, on the one hand, and the Purchaser, on the other hand, shall, at the request of the other party, execute and deliver any further instruments and documents and take all such further action as such other may reasonably request in order to evidence or effect the consummation of the Transaction.

(c) Purchaser agrees that from and after the date hereof, it will not take any action, directly or indirectly, to depress the market price of the IAF shares.

(d) Either party to this Agreement may make any filings that are required by law or by obligations pursuant to any listing agreement with any national securities exchange as a result of the Transaction.

7. Expenses. Each of the parties hereto shall pay its own expenses incurred in connection with this Agreement.

8. Survival. All representations, warranties, covenants and agreements made by the Seller and by the Purchaser in this Agreement shall survive the Closing hereunder and any investigation at any time made by or on behalf of either party hereto.

9. Notices. All notices, claims, requests, demands and other communications hereunder will be in writing and will be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt) as follows:

         (a)  If to the Seller, to:

         Mira, L.P.
         c/o Zurich Capital Markets Inc.
         One Chase Manhattan Plaza
         New York, NY  10005
         Attention:  General Counsel

         (b)  If to the Purchaser, to:

         Bankgesellschaft Berlin A.G.
         Alexanderplatz 2
         Berlin, Germany  10178
         Attention:  Moritz Sell

         With a copy to:

         Baker & McKenzie
         805 Third Avenue
         New York, New York  10022
         Attention:  Edwin C. Laurenson

or such other address as the person to whom notice is to be given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

         10. Termination. This Agreement shall terminate without liability to any party if the Closing shall not have occurred on or prior to the date that is thirty days after the date of this Agreement (or, if such date is not a business day, the following business day), provided that such termination shall not relieve any party from obligation for any breach or misrepresentation prior to termination.

         11. Miscellaneous. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party, and any such attempted assignment without the prior written consent of the other party shall be null and void. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable New York principles of conflicts of law).

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto on the date first written above.

                                   MIRA, L.P.

                                   By:  Zurich Capital Markets Inc.,
                                            its General Partner



                                   By:        /s/ David Ho
                                       ----------------------------------------
                                       Name:  David Ho
                                       Title: Vice President


                                   BANKGESELLSCHAFT BERLIN A.G.



                                   By:        /s/ Moritz A. Sell
                                       ----------------------------------------
                                       Name:  Moritz A. Sell
                                       Title: Co-head of Equity Trading, London


                                   By:        /s/ Michael Demmel
                                       ----------------------------------------
                                       Name:  Michael Demmel
                                       Title: